Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2022 and 2021

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Silvercorp Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 25, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit

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matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment – Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non- financial Assets — Refer to Note 2 to the Financial Statements

Critical Audit Matter Description

The Company’s determination of whether or not an indication of impairment or impairment reversal exists at the cash generating unit level requires significant management judgment. Changes in metal price forecasts, estimated future costs of production, estimated future capital costs, the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.

While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgements with the highest degree of subjectivity are future commodity prices (for both silver and lead), forecast production output (for both silver and lead), and changes in market conditions. Auditing these estimates and market conditions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future commodity prices (for both silver and lead), forecast production output (for both silver and lead), and the changes in market conditions in assessing indicators of impairment or impairment reversal included the following, among others:

●	Evaluated the effectiveness of controls over management’s assessment of whether there are indicators of impairment or impairment reversal.

●	Evaluated management’s ability to accurately forecast future production output by:

o	Assessing the methodology used in management’s determination of the future production, and

o	Comparing management’s future production to historical data.

●	With the assistance of fair value specialists, assessed if changes in market conditions could likely affect the mining interests’ recoverable amounts materially by:

o	Evaluating the future commodity prices by comparing management forecasts to third party pricing sources,

o	Evaluating if there were any significant changes in the market interest rates, and

o	Assessing implied in-situ multiples in comparable market transactions.

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/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 25, 2022

We have served as the Company’s auditor since 2013.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Silvercorp Metals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2022, of the Company and our report dated May 25, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally

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accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 25, 2022

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SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

		As at March 31,	As at March 31,
	Notes	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	23	$113,302	$118,735
Short-term investments	4	99,623	80,357
Trade and other receivables		3,615	1,485
Current portion of lease receivable	10	182	213
Inventories	5	9,124	9,768
Due from related parties	19	66	847
Income tax receivable		928	4,978
Prepaids and deposits		5,468	4,806
		232,308	221,189
Non-current Assets
Long-term prepaids and deposits		974	409
Long-term portion lease receivable	10	-	183
Reclamation deposits		8,876	8,513
Other investments	6	17,768	15,733
Investment in associates	7	56,841	53,457
Plant and equipment	8	79,418	75,729
Mineral rights and properties	9	326,448	277,429
Deferred income tax assets	18	905	-
TOTAL ASSETS		$723,538	$652,642
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$39,667	$30,298
Current portion of lease obligation	10	649	657
Deposits received		5,445	4,857
Income tax payable		277	1,363
		46,038	37,175
Non-current Liabilities
Long-term portion of lease obligation	10	614	1,084
Deferred income tax liabilities	18	48,033	40,792
Environmental rehabilitation	11	8,739	7,863
Total Liabilities		103,424	86,914
Equity
Share capital		255,444	250,199
Equity reserves		43,250	29,469
Retained earnings		213,702	187,906
Total equity attributable to the equity holders of the Company		512,396	467,574
Non-controlling interests	14	107,718	98,154
Total Equity		620,114	565,728
TOTAL LIABILITIES AND EQUITY		$723,538	$652,642

Approved on behalf of the Board:

(Signed) David Kong

Director

(Signed) Rui Feng

Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Year Ended March 31,
	Notes	2022	2021
Revenue	22 (b)(c)	$217,923	$192,105
Cost of mine operations
Production costs		88,537	69,544
Depreciation and amortization		25,082	21,434
Mineral resource taxes		5,952	5,004
Government fees and other taxes	15	2,643	2,374
General and administrative	16	11,408	9,587
		133,622	107,943
Income from mine operations		84,301	84,162
Corporate general and administrative	16	14,181	12,365
Property evaluation and business development		921	(3,237)
Foreign exchange (gain) loss		(267)	7,746
Loss on disposal of plant and equipment	8	210	293
Share of loss in associates	7	2,188	1,846
Loss (gain) on equity investments desgined as FVTPL	6	3,485	(7,732)
Other expense		1,018	1,157
Income from operations		62,565	71,724
Finance income	17	5,217	3,767
Finance costs	17	(10,710)	(1,988)
Income before income taxes		57,072	73,503
Income tax expense	18	13,788	12,994
Net income		$43,284	$60,509
Attributable to:
Equity holders of the Company		$30,634	$46,376
Non-controlling interests	14	12,650	14,133
		$43,284	$60,509
Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.17	$0.27
Diluted earnings per share		$0.17	$0.26
Weighted Average Number of Shares Outstanding - Basic		176,534,501	174,868,256
Weighted Average Number of Shares Outstanding - Diluted		178,323,968	177,074,004

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

		Year Ended March 31,
	Notes	2022	2021
Net income		$43,284	$60,509
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		13,649	44,032
Share of other comprehensive income (loss) in associate	7	95	(2,324)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI	6	(1,526)	12,551
Income tax effect		389	-
Other comprehensive income, net of taxes		$12,607	$54,259
Attributable to:
Equity holders of the Company		$10,597	$49,039
Non-controlling interests	14	2,010	5,220
		$12,607	$54,259
Total comprehensive income		$55,891	$114,768
Attributable to:
Equity holders of the Company		$41,231	$95,415
Non-controlling interests		14,660	19,353
		$55,891	$114,768

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Year Ended March 31,
	Notes	2022	2021
Cash provided by
Operating activities
Net income		$43,284	$60,509
Add (deduct) items not affecting cash:
Finance costs	17	10,710	1,988
Depreciation, amortization and depletion		27,028	23,224
Share of loss in associates	7	2,188	1,846
Income tax expense	18	13,788	12,994
Loss (gain) on equity investments desgined as FVTPL	6	3,485	(7,732)
Loss on disposal of plant and equipment	8	210	293
Share-based compensation	12(b)	6,096	4,307
Reclamation expenditures		(251)	(150)
Income taxes paid		(5,512)	(14,347)
Interest paid	10	(72)	(95)
Changes in non-cash operating working capital	23	6,424	3,075
Net cash provided by operating activities		107,378	85,912
Investing activities
Mineral rights and properties
Capital expenditures		(43,341)	(35,661)
Acquisition	3	(13,135)	(7,566)
Proceeds on disposals	9	-	295
Plant and equipment
Additions		(10,729)	(8,972)
Proceeds on disposals	8	74	51
Reclamation deposits
Paid		(293)	(460)
Refund		-	1,855
Other investments
Acquisition	6	(8,235)	(12,708)
Proceeds on disposals	6	1,362	19,301
Investment in associates	7	(5,313)	(7,131)
Net redemptions (purchases) of short-term investments		(27,233)	9,826
Principal received on lease receivable	10	217	196
Net cash used in investing activities		(106,626)	(40,974)
Financing activities
Related parties
Payments made	19	-	(744)
Repayments received	19	812	1,423
Principal payments on lease obligation	10	(637)	(563)
Non-controlling interests
Contribution	14	-	2,500
Distribution	14	(5,096)	(3,239)
Cash dividends distributed	12 (c)	(4,413)	(4,368)
Proceeds from issuance of common shares		1,908	3,538
Net cash used in financing activities		(7,426)	(1,453)
Effect of exchange rate changes on cash and cash equivalents		1,241	9,473
(Decrease) increase in cash and cash equivalents		(5,433)	52,958
Cash and cash equivalents, beginning of the year		118,735	65,777
Cash and cash equivalents, end of the year		$113,302	$118,735
Supplementary cash flow information	23

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2020		173,816,834	$243,926	$15,038	$25,409	$(61,589)	$145,898	$368,682	$70,290	$438,972
Options exercised		1,553,338	4,824	(1,286)	-	-	-	3,538	-	3,538
Restricted share units vested		372,372	1,449	(1,449)	-	-	-	-	-	-
Share-based compensation		-	-	4,307	-	-	-	4,307	-	4,307
Dividends declared		-	-	-	-	-	(4,368)	(4,368)	-	(4,368)
Acquisition of La Yesca	3	-	-	-	-	-	-	-	9,250	9,250
Contribution from non-controlling interests		-	-	-	-	-	-	-	2,500	2,500
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,239)	(3,239)
Comprehensive income		-	-	-	-	49,039	46,376	95,415	19,353	114,768
Balance, March 31, 2021		175,742,544	$250,199	$16,610	$25,409	$(12,550)	$187,906	$467,574	$98,154	$565,728
Options exercised		797,083	2,528	(620)	-	-	-	1,908	-	1,908
Restricted share units vested		566,172	2,717	(2,717)	-	-	-	-	-	-
Share-based compensation	12(b)	-	-	6,096	-	-	-	6,096	-	6,096
Dividends declared	12(c)	-	-	-	-	-	(4,413)	(4,413)	-	(4,413)
Distribution to non-controlling interests	14	-	-	-	-	-	-	-	(5,096)	(5,096)
Contribution to reserves		-	-	-	425	-	(425)	-	-	-
Comprehensive income		-	-	-	-	10,597	30,634	41,231	14,660	55,891
Balance, March 31, 2022		177,105,799	$255,444	$19,369	$25,834	$(1,953)	$213,702	$512,396	$107,718	$620,114

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiaries (collectively the “Company”), is in the business of production, development, exploration and acquisition of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in Mexico and China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS in effect as of March 31, 2022.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on May 25, 2022.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Net income for the period that is attributable to the non- controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non- controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	March 31, 2022	March 31, 2021	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	46.1%	43.8%
Infini Metals Inc.	Holding company	BVI	46.1%	43.8%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.1%	43.8%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.1%	43.8%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.1%	43.8%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	0.0%	Kuanping

(c) Investments in Associates

An associate is an entity over which the Company has significant influence but not control and is not a subsidiary or joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise when the Company has power to be actively involved and influential in financial and operating policy decisions of the entity even though Company has less than 20% of voting rights.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s loss that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of comprehensive income or losses attributable to shareholders of associates are recognized in comprehensive income during the period. The carrying amount of the Company’s investments in associates also include any long-term debt interests which in substance form part of the Company’s net investment. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period in which the relevant circumstances are identified.

Details of the Company’s associates are as follows:

			Proportion of ownership interest held
Name of associate	Principal activity	Country of incorporation	March 31, 2022	March 31, 2021
New Pacific Metals Corp. (“NUAG”)	Mining	Canada	28.2%	28.6%
Whitehorse Gold Corp. (“WHG”)	Mining	Canada	29.3%	27.0%

(d) Business Combinations or asset acquisition

Optional concentration test

The Company applies an optional concentration test, on a transaction-by-transaction basis, that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets under assessment exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.

Asset acquisitions

When the Company acquires a group of assets and liabilities that do not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price first to financial assets/financial liabilities at the respective fair values, the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction does not give rise to goodwill or bargain purchase gain.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. Other than New Infini and its subsidiaries, the functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”). The functional currency of New Infini and its subsidiaries is USD.

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the reporting date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in U.S. dollars (“USD”). The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

-	assets and liabilities are translated using exchange rates prevailing at the reporting date;
-	income and expenses are translated using average exchange rates prevailing during the period; and
-	all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the statement of income as part of the gain or loss on sale.

(f) Revenue Recognition

Revenue from contracts with customers is recognized when control of the asset sold is transferred to customers and the Company satisfies its performance obligation. Revenue is allocated to each performance obligation. The Company considers the terms of the contract in determining the transfer price. The transaction price is based upon the amount the Company expects to receive in exchange for the transferring of the assets. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset. This generally occurs when the assets are loaded on the trucks arranged by the customer at the Company’s milling facilities. In cases where the Company is responsible for the costs of shipping and certain other services after the date on which the control of the assets transferred to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Revenue from concentrate sales is typically recorded based on the Company’s assay results for the quantity and quality of concentrate sold and the applicable commodity prices, such as silver, gold, lead and zinc, set on a specific quotation period, typical ranging from ten to fifteen days around shipment date, by reference to active and freely traded commodity market. Adjustments, if any, related to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Smelter charges, including refining and treatment charges, are netted against revenue from metal concentrate sales.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term money market investments that are readily convertible to cash with original terms of three months or less and exclude any restricted cash that is not available for use by the Company.

(h) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and other financial assets with original terms of over three months but less than one year. Bonds traded on open markets are also included in short-term investments.

(i) Inventories

Inventories include concentrate inventories, direct smelting ore, stockpile ore and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value.

Direct smelting ore and stockpiled ore are sampled for metal content and are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(j) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Buildings	20 years
Office equipment	5 years
Machinery	5-10 years
Motor vehicles	5 years
Land use rights	50 years
Leasehold improvements	5 years

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of the asset’s purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.

Upon disposal or abandonment, the carrying amounts of plant and equipment are derecognized and any associated gain or loss is recognized in net income.

(k) Mineral Rights and Properties

Mineral rights and properties include the following capitalized payments and expenditures:

-	Acquisition costs which consist of payments for property rights and leases, including payments to acquire or renew an exploration or mining permit, and the estimated fair value of properties acquired as part of business combination or the acquisition of a group of assets.

-	Exploration and evaluation costs incurred on a specific property after an acquisition of a beneficial interest or option in the property. Exploration and evaluation expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Exploration and evaluation activities involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

-	Development costs incurred to construct a mine and bring it into commercial production. Proceeds from sales generate during this development and pre-production stage, if any, are deducted from the costs of the asset.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

-	Expenditures incurred on producing properties that are expected to have future economic benefit, including to extend the life of the mine and to increase production by providing access to additional reserves, such as exploration tunneling that can increase or upgrade the mineral resources, and development tunneling, including to build shafts, drifts, ramps, and access corridors that enable to access ore underground.

-	Borrowing costs incurred that are directly attributed to the acquisition, construction and development of a qualifying mineral property.

-	Estimated of environmental rehabilitation and restoration costs.

Before commencement of commercial production, mineral rights and properties are carried at costs, less any accumulated impairment charges.

Upon commencement of commercial production, mineral rights and properties are carried at costs, less accumulated depletion and any accumulated impairment charges. Mineral rights and properties, other than the payments to renew mining permits (the “mine right fee”) are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources. The mine right fee is depleted using the units of production method based on the mineral resources which were used to determine the mine right fee payable.

(l) Impairment and Impairment Reversal

At each reporting period, the Company reviews and evaluates its assets for impairment, or reversal of a previously recognized impairment, when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or when there is an indication that impairment may have reversed.

When impairment indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less cost of disposal (“FVLCTD”) and value in use (“VIU”). If the carrying value exceeds the recoverable amount, an impairment loss is recognized in the consolidated statement of income during the period.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.

FVLCTD is best evidence if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based the best estimates available to reflect the amount that could be received from an arm’s length transaction. Fair value of asset is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Impairment is normally assessed at the level of cash-generating units (“CGU”), a CGU is identified as the smallest identifiable group of assets that generates cash inflows which are independent of the cash inflows generated from other assets.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

When there is an indication that an impairment loss recognized previously may no longer exist or has decreased, the recoverable amount is calculated. If the recoverable amount exceeds the carrying amount, the carrying value of the asset is increased to the recoverable amount. The increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as a gain in the consolidated statements of income in the period it is determined.

(m) Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance costs. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(n) Leases

Lease Definition

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines or directs how and for what purposes the asset is used.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations

At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized in profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease obligation, when applicable, may comprise of fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Measurement of Lease Receivable

At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statement of income on a straight-line basis over the period the lease.

The lease receivable is initially measure at the present value of the lease payments remaining at the lease commencement date, discounted at the interest rate implicit in the lease or the Company’s incremental borrowing rate if the sublease is a finance lease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for leases of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term on the consolidated statement of income.

(o) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. No borrowing costs were capitalized in the periods presented.

(p) Share-based Payments

The Company makes share-based awards, including restricted share units (“RSUs”), performance share units (“PSUs”), and stock options, to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs and PSUs is determined based on quoted market price of our common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

(q) Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

-	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

-	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(r) Earnings per Share

Earnings per share are computed by dividing net income available to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(s) Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and
ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate them, on instrument by instrument basis, as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any impairment loss allowance. Amortization or interest income from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company’s right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Impairment of financial assets carried at amortized cost:

The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Amortization or interest expense using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

-	Financial assets classified as FVTPL: cash and cash equivalents, short-term investments – money market instruments, and other investments - equity investments designated as FVTPL and warrants;

-	Financial assets classified as FVTOCI: other investments - equity investments designated as FVTOCI;

-	Financial assets classified as amortized cost: short-term investments - bonds, trade and other receivables and due from related parties;

-	Financial liabilities classified as amortized cost: accounts payable and accrued liabilities, dividends payable, bank loan, customer deposits and due to related parties.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

-	The rights to receive cash flows from the asset have expired; or

-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(t) Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.

(u) Significant Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management’s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.

Areas where critical accounting judgments have the most significant effect on the consolidated financial statements include:

Capitalization of expenditures included in mineral rights and properties – management has determined that those capitalized expenditures, including exploration and evaluation expenditures and development costs incurred at producing properties, have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits, whether to extend of the mine life, increase future production, or to provide access to a component of an ore body that will be mined in a future period.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Indicators of impairment and impairment reversal - Management applies significant judgement in assessing whether indicators of impairment or reserve impairment exist for an asset or group of assets which would necessitate impairment testing. Internal and external factors such as significant changes in the use of the asset, commodity prices, and interest rates are used in determining whether there are indicators.

Income taxes - Deferred tax assets and liabilities are determined based on difference between the financial statements carrying values of assets and liabilities and their respective income tax based and loss carried forward. Withholding tax are determined based on the earnings of foreign subsidiary distributed to the Company.

The recognition of deferred tax assets and the determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company. Management is required to access whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices, and other factors could result in revision to the estimates of the benefits to be realized or the timing of utilization of the losses.

Functional currency - The determination of an entity’s functional currency often requires significant judgement where the primary economic environment in which the entity operates may not be clear. This can have a significant impact on the consolidated results based the foreign currency translation method of the Company.

Contingencies - Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.

Consolidation of entities in which the Company holds less than a majority of voting rights – As at March 31, 2022, the Company owned 46.1% interest in New Infini and has evaluated and concluded that the Company has control over New Infini due to New Infini’s share structure, board composition and other related facts. Accordingly it consolidates New Infini’s results from the date of acquisition.

Areas where critical accounting estimates have the most significant effect on the amounts recognized in the consolidated financial statements include:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Mineral Reserves and Mineral Resources estimates - Mineral reserves and mineral resources are estimated by qualified persons in accordance with National Instrument 43-101, “Standards of Disclosure form Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Changes in assumptions, including metal prices, production costs, recovery rate, and market conditions could result in mineral reserve and mineral resource estimate revision. Such change could impact depreciation and amortization rates, asset carrying value and the environmental and rehabilitation provision.

Impairment and reserve impairment of assets - Where an indicator of impairment and reserves impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of FVLCTD and VIU.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of (loss) income.

Valuation of inventory - Stockpiled ore, direct smelting ore, and concentrate inventories are valued at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV. In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

Environmental rehabilitation provision and the timing of expenditures - Environmental rehabilitation costs are a consequence of exploration activities and mining. The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated bases on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimates of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur over the life of the mine. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur over the life of the mine. Such estimates are subject to change based on change in laws and regulations and negotiations with regulatory authorities.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3.	ACQUISITION

Acquisition in Fiscal 2022

In October 2021, the Company, through a 100% owned subsidiary of Henan Found, won an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”). The transaction was successfully completed in November 2021 for a total consideration of $13.1 million, comprised of approximately $11.4 million in cash (RMB ¥73.5 million) plus the assumption of approximately $2.0 million (RMB ¥13.3 million) of debt, and net of $0.3 million cash received. The acquisition was through the acquisition of a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The material asset held by Xinbaoyuan is the Kuanping Project. As Henan Found’s subsidiary is considered a domestic Chinese company, the acquisition was not subject to the national security clearance.

The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Kuanping Project covers an area of 12.39 km², being approximately 3 km wide (east-west) and 5 km long (north-south).

The exploration rights of the Kuanping Project are currently in a reservation period for mining permit application, and the Company is in the process of applying for the mining permit.

The transaction was accounted for as an acquisition of assets as the purchase price was concentrated on a single asset. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $13.1 million allocated to mineral property interest.

Acquisition in Fiscal 2021

On December 17, 2020 the Company and its subsidiary New Infini entered into a framework agreement (the “Agreement”) with several arm’s length vendors (the “Vendors”), whereby New Infini agreed to acquire 100% interest in the La Yesca Silver Project (“La Yesca”) through the indirect purchase of all of the issued and outstanding shares of Infini Resources, S.A. de C.V., a Mexican company which owns La Yesca.

La Yesca is a silver-polymetallic, epithermal-type project located approximately 100 kilometres (“km”) (185 km by road) northwest of Guadalajara, the second-largest city in Mexico. The concessions comprising La Yesca cover an area of approximately 47.7 km2. In total, 7,649 metres from 25 drill holes have previously been completed, all of which intersected mineralization.

The purchase consideration and payment terms for the acquisition of La Yesca are summarized as follows:

●	Upon closing of the Agreement, a $8.3 million cash payment (the “Initial Cash Payment”) and the transfer of a 45% interest in the issued and outstanding shares of New Infini (the “New Infini Shares”) to the Vendors;

●	Within 90 days of closing of the Agreement, a cash payment of $1 million, less any liabilities contemplated under the Agreement (together with the Initial Cash Payment, the “Cash Consideration”); and

●	A “Discovery payment” of up to $30 million calculated on the basis of $0.20 per ounce of Ag resources as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects paid by New Infini to the Vendors subject to certain permitting considerations.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company paid $7.6 million of the Cash Consideration through a capital injection to New Infini to hold 45% of the issued and outstanding New Infini Shares. A group of the Company’s directors, officers, employees and consultants paid $1.7 million of the Cash Consideration collectively to hold 10% of the issued and outstanding New Infini Shares. The transaction has been accounted for as an acquisition of assets as the purchase price was concentrated on a single asset, the La Yesca mineral property interest. The purchase consideration was allocated to the assets acquired based on their relative fair values at the date of the acquisition, net of any associated liabilities.

4.	SHORT-TERM INVESTMENTS

As at March 31, 2022, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$9,168	5.50% - 13.00%	April 9, 2022 - January 16, 2025
Money market instruments	90,455
	$99,623

During the year ended March 31, 2022, the Company recorded impairment charges of $10.6 million against the bond investment issued by a few Chinese real estate developing companies as the Company observed financial difficulty of these bond issuers. The carrying value of such bond investments was $1.8 million as at March 31, 2022. The impairment charge was included in finance costs on the consolidated statement of income (Note 17).

During the year ended March 31, 2021, the Company recorded impairment charges of $1.4 million against the bond investment issued by a few Chinese manufacturing companies as the Company observed financial difficulty of these bond issuers. The carrying value of such bond investments was $0.1 million as at March 31, 2021. The impairment charge was included in finance costs on the consolidated statement of income (Note 17).

As at March 31, 2021, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$15,812	5.38% - 13.00%	January 10, 2022 - September 3, 2024
Money market instruments	64,545
	$80,357

5.	INVENTORIES

Inventories consist of the following:

	March 31, 2022	March 31, 2021
Concentrate inventory	$3,199	$4,536
Stockpile	1,715	1,916
Material and supplies	4,210	3,316
	$9,124	$9,768

The amount of inventories recognized as expense during the year ended March 31, 2022 was $113.6 million (year ended March 31, 2021 - $91.0 million).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

6.	OTHER INVESTMENTS

	March 31, 2022	March 31, 2021
Equity investments designated as FVTOCI
Public companies	$2,383	$2,966
Private companies	71	2,289
	2,454	5,255
Equity investments designated as FVTPL
Public companies	11,533	10,478
Private companies	3,781	-
	15,314	10,478
Total	$17,768	$15,733

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L	Equity Investment designated as FVTOCI	Equity Investment designated as FVTPL
April 1, 2020	$8,750	$(34,879)	$-	$8,750	$-
Gain on equity investments designated as FVTOCI	12,069	12,069	-	12,551	-
Gain on equity investments designated as FVTPL	7,188	-	7,188	-	7,732
Acquisition	12,708	-	-	-	12,708
Disposal	(19,301)	-	-	(16,607)	(10,742)
Reclassified to short-term investments	(7,511)	-	-
Impact of foreign currency translation	1,830	-	-	561	780
March 31, 2021	$15,733	$(22,810)	$7,188	$5,255	$10,478
Loss on equity investments designated as FVTOCI	(1,526)	(1,526)	-	(1,526)	-
Loss equity investments designated as FVTPL	(3,485)	-	(3,485)	-	(3,485)
Acquisition	8,235	-	-	-	8,235
Disposal	(1,362)	-	-	(1,362)	-
Impact of foreign currency translation	173	-	-	87	86
March 31, 2022	$17,768	$(24,336)	$3,703	$2,454	$15,314

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	INVESTMENT IN ASSOCIATES

(a) Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and two common officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the year ended March 31, 2022, the Company acquired 125,000 common shares of NUAG from the public market for a total cost of $0.4 million. Subsequent to March 31, 2022, the Company acquired additional 48,500 common shares of NUAG from the public market for a total cost of $0.2 million.

In November 2020, NUAG completed a spin-out by way of a plan of arrangement of its then wholly-owned subsidiary, Whitehorse Gold Corp. (“WHG”), which owns 100% of the Skukum Gold Project (formerly “Tagish Lake Gold Project”) located in Yukon, Canada, and distributed all of the WHG common shares to its shareholders on a pro rata basis.

As at March 31, 2022, the Company owned 44,042,216 common shares of NUAG (March 31, 2021 – 43,917,216), representing an ownership interest of 28.2% (March 31, 2021 – 28.6%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance April 1, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(1,672)
Share of other comprehensive loss		(2,324)
Foreign exchange impact		5,828
Balance March 31, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(1,715)
Share of other comprehensive income		95
Foreign exchange impact		306
Balance March 31, 2022	44,042,216	$49,437	$140,275

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Summarized financial information for the Company’s investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2022(1)	2021(1)
Net loss attributable to NUAG’s shareholders as reported by NUAG	$(6,055)	$3,029
Adjustments to remove impairment charges recognized by NUAG	-	(8,862)
Net loss of NUAG qualified for pick-up	(6,055)	(5,833)
Other comprehensive income (loss) attributable to NUAG’s shareholders as reported by NUAG	334	(8,079)
Comprehensive income (loss) of NUAG qualified for pick-up	$(5,721)	$(13,912)
Company’s share of net loss	(1,715)	(1,672)
Company’s share of other comprehensive income (loss)	95	(2,324)
Company’s share of comprehensive income	$(1,620)	$(3,996)

(1)NUAG’s fiscal year-end is on June 30. NUAG’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

As at	March 31, 2022	March 31, 2021
Current assets	$37,075	$48,511
Non-current assets	88,171	78,164
Total assets	$125,246	$126,675
Current liabilities	2,353	811
Total liabilities	2,353	811

Net assets	$122,893	$125,864
Non-controlling interests	(24)	(50)
Total equity attributable to equity holders of NUAG	$122,917	$125,914
Company’s share of net assets of associate	$34,670	$35,932

(b) Investment in Whitehorse Gold Corp.

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

As at March 31, 2022, the Company owned 15,514,285 common shares of WHG (March 31, 2021 – 11,514,285), representing an ownership interest of 29.3% (March 31, 2021 – 27.0%). The summary of the investment in WHG common shares and its market value as at the respective reporting dates are as follows:

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Number of shares	Amount	Value of WHG’s common shares per quoted market price
Balance April 1, 2020
Distributed by NUAG through WHG spin-out	5,740,285	1,793
Participation in private placement	5,774,000	1,326
Share of net loss		(174)
Foreign exchange impact		113
Balance March 31, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(473)
Foreign exchange impact		(141)
Balance March 31, 2022	15,514,285	$7,404	$6,208

Summarized financial information for the Company’s investment in WHG on a 100% basis is as follows:

	Year ended March 31,
	2022(1)	2021(1)
Net loss attributable to WHG’s shareholders as reported by WHG	$(1,607)	$(856)
Adjustments to exclude WHG’s net loss before spin-out	-	211
Net loss of WHG qualified for pick-up	$(1,607)	$(645)
Company’s share of net loss	$(473)	$(174)

(1)WHG’s fiscal year-end is on December 31. WHG’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

As at	March 31, 2022	March 31, 2021
Current assets	$3,068	$823
Non-current assets	19,159	10,862
Total assets	$22,227	$11,685
Current liabilities	575	237
Long-term liabilities	5	-
Total liabilities	580	237

Net assets	$21,647	$11,448
Company’s share of net assets of associate	$6,341	$3,090

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

8. PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2020	$96,454	$8,010	$25,800	$6,416	$2,136	$138,816
Additions	182	864	1,117	1,059	7,189	10,411
Disposals	(205)	(250)	(291)	(480)	-	(1,226)
Reclassification of asset groups	5,579	325	2,221	-	(8,125)	-
Impact of foreign currency translation	8,141	711	2,227	542	142	11,763
Balance as at March 31, 2021	$110,151	$9,660	$31,074	$7,537	$1,342	$159,764
Additions	1,613	967	2,575	763	3,647	9,565
Disposals	(293)	(68)	(539)	(245)	-	(1,145)
Reclassification of asset groups	2,100	154	191	-	(2,445)	-
Impact of foreign currency translation	3,676	296	1,078	258	59	5,367
Ending balance as at March 31, 2022	$117,247	$11,009	$34,379	$8,313	$2,603	$173,551

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2020	$(43,987)	$(5,375)	$(18,168)	$(4,564)	$-	$(72,094)
Disposals	90	228	176	388	-	882
Depreciation and amortization	(3,921)	(630)	(1,629)	(496)	-	(6,676)
Impact of foreign currency translation	(3,752)	(469)	(1,550)	(376)	-	(6,147)
Balance as at March 31, 2021	$(51,570)	$(6,246)	$(21,171)	$(5,048)	$-	$(84,035)
Disposals	158	64	419	220	-	861
Depreciation and amortization	(4,422)	(867)	(2,172)	(649)	-	(8,110)
Impact of foreign currency translation	(1,750)	(183)	(741)	(175)	-	(2,849)
Ending balance as at March 31, 2022	$(57,584)	$(7,232)	$(23,665)	$(5,652)	$-	$(94,133)

Carrying amounts
Balance as at March 31, 2021	$58,581	$3,414	$9,903	$2,489	$1,342	$75,729
Ending balance as at March 31, 2022	$59,663	$3,777	$10,714	$2,661	$2,603	$79,418

Carrying amounts as at March 31, 2022	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$42,953	$2,965	$12,027	$1,718	$59,663
Office equipment	2,979	16	516	266	3,777
Machinery	8,225	155	2,276	58	10,714
Motor vehicles	2,127	20	323	191	2,661
Construction in progress	1,911	552	140	-	2,603
Total	$58,195	$3,708	$15,282	$2,233	$79,418

Carrying amounts as at March 31, 2021	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$41,177	$3,047	$12,369	$1,988	$58,581
Office equipment	2,647	20	448	299	3,414
Machinery	7,114	213	2,576	-	9,903
Motor vehicles	1,917	20	359	193	2,489
Construction in progress	796	533	13	-	1,342
Total	$53,651	$3,833	$15,765	$2,480	$75,729

During the year ended March 31, 2022, certain plant and equipment were disposed for proceeds of $0.07 million (year ended March 31, 2021 - $0.05 million) and resulting in loss of $0.2 million (year ended March 31, 2021 – $0.3 million).

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

9. MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	RZY	Kuanping	La Yesca	Total
Balance as at April 1, 2020	$293,136	$63,572	$103,311	$164	$-	$-	$460,183
Capitalized expenditures	31,138	30	3,890	-	-	87	35,145
Acquisition (Note 3)	-	-	-	-	-	16,660	16,660
Environmental rehabilitation	(1,268)	(135)	(207)	-	-	-	(1,610)
Foreign currency translation impact	24,994	1,142	8,616	21	-	-	34,773
Balance as at March 31, 2021	$348,000	$64,609	$115,610	$185	$-	$16,747	$545,151
Capitalized expenditures	37,307	-	4,507	-	24	2,588	44,426
Acquisition (Note 3)	-	-	-	-	13,135	-	13,135
Environmental rehabilitation	(68)	(18)	898	-		-	812
Derecognition	-	-	-	(185)	-	-	(185)
Foreign currency translation impact	12,096	501	3,891	-	221	-	16,709
Ending balance as at March 31, 2022	$397,335	$65,092	$124,906	$-	$13,380	$19,335	$620,048

Impairment and accumulated depletion
Balance as at April 1, 2020	$(100,390)	$(56,688)	$(78,355)	$(164)	$-	$-	$(235,597)
Depletion	(13,921)	-	(2,419)		-	-	(16,340)
Foreign currency translation impact	(8,666)	(576)	(6,522)	(21)	-	-	(15,785)
Balance as at March 31, 2021	$(122,977)	$(57,264)	$(87,296)	$(185)	$-	$-	$(267,722)
Depletion	(15,974)	-	(2,595)	-	-	-	(18,569)
Derecognition	-	-	-	185	-	-	185
Foreign currency translation impact	(4,313)	(257)	(2,924)	-	-	-	(7,494)
Ending balance as at March 31, 2022	$(143,264)	$(57,521)	$(92,815)	$-	$-	$-	$(293,600)

Carrying amounts
Balance as at March 31, 2021	$225,023	$7,345	$28,314	$-	$-	$16,747	$277,429
Ending balance as at March 31, 2022	$254,071	$7,571	$32,091	$-	$13,380	$19,335	$326,448

10. LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2020	$534	$2,069
Interest accrual	24	95
Interest received or paid	(24)	(95)
Principal repayment	(196)	(563)
Foreign exchange impact	58	235
Balance, March 31, 2021	$396	$1,741
Addition	-	149
Interest accrual	15	72
Interest received or paid	(15)	(72)
Principal repayment	(217)	(637)
Foreign exchange impact	3	10
Balance, March 31, 2022	$182	$1,263
Less: current portion	(182)	(649)
Non-current portion	$-	$614

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at March 31, 2022:

	Lease Receivable	Lease Obligation
Within 1 year	$186	$677
Between 2 to 5 years	-	666
Total undiscounted amount	186	1,343
Less future interest	(4)	(80)
Total discounted amount	$182	$1,263
Less: current portion	(182)	(649)
Non-current portion	$-	$614

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

11.	ENVIRONMENTAL REHABILITATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2020	$8,700
Reclamation expenditures	(189)
Unwinding of discount of environmental rehabilitation	251
Revision of provision	(1,610)
Foreign exchange impact	711
Balance, March 31, 2021	$7,863
Reclamation expenditures	(467)
Unwinding of discount of environmental rehabilitation	269
Revision of provision	812
Foreign exchange impact	262
Balance, March 31, 2022	$8,739

As at March 31, 2022, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $12.3 million (March 31, 2021 - $10.5 million) over the next twenty-five years, which has been discounted using an average discount rate of 3.01% (March 31, 2021 – 3.39%).

During the year ended March 31, 2022, the Company incurred actual reclamation expenditures of $0.5 million (year ended March 31, 2021 - $0.2 million), paid reclamation deposit of $0.3 million (year ended March 31, 2021 - $0.5 million) and received nil reclamation deposit refund (year ended March 31, 2021 - $1.9 million).

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2022 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the year ended March 31, 2022, a total of $6.1 million (year ended March 31, 2021 - $4.3 million) in share-based compensation expense was recognized and included in the general and administrative expenses and property evaluation and business development expenses on the consolidated statements of income.

(i)	Stock options

The following is a summary of option transactions:

	Number of shares	Weighted average exercise price per share CAD$
Balance, April 1, 2020	2,423,760	$3.00
Option granted	1,127,000	7.25
Options exercised	(1,553,338)	3.02
Options cancelled	(135,004)	4.52
Balance, March 31, 2021	1,862,418	$5.45
Options exercised	(797,083)	2.98
Options cancelled	(70,000)	7.46
Balance, March 31, 2022	995,335	$7.28

The following table summarizes information about stock options outstanding as at March 31, 2022:

Exercise price in	Number of options outstanding at	Weighted average remaining contractual life	Weighted average exercise	Number of options exercisable at	Weighted average exercise price in
CAD$	March 31,2022	(Years)	price in CAD$	March 31, 2022	CAD$
$5.46	540,335	3.15	$5.46	264,335	$5.46
$9.45	455,000	3.62	$9.45	151,665	$9.45
$5.46 to $9.45	995,335	3.37	$7.28	416,000	$6.91

Subsequent to March 31, 2022, a total of 535,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$3.93 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months after the date of grant until fully vested.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii)	RSUs

The following is a summary of RSUs transactions:

	Number of shares	Weighted average grant date closing price per share $CAD
Balance, April 1, 2020	677,374	$4.94
Granted	1,021,500	6.68
Cancelled	(77,166)	5.82
Distributed	(372,372)	5.05
Balance, March 31, 2021	1,249,336	$6.28
Granted	1,000,000	6.40
Cancelled	(46,999)	6.63
Distributed	(566,172)	5.90
Balance, March 31, 2022	1,636,165	$6.47

During the year ended March 31, 2022, a total of 1,000,000 RSUs were granted to directors, officers, and employees of the Company at grant date closing price of CAD$6.40 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

Subsequent to March 31, 2022, a total of 961,000 RSUs were granted to directors, officers, and employees of the Company at grant date closing price of CAD$3.93 per share subject to a vesting schedule over a three- year term with 1/6 of the RSUs vesting every six months from the date of grant.

Subsequent to March 31, 2022, a total of 137,876 RSUs were distributed, and a total of 1,667 RSUs were cancelled.

(c)	Cash dividends declared

During the year ended March 31, 2022, dividends of $4.4 million (year ended March 31, 2021 - $4.4 million) were declared and paid.

(d)	Normal course issuer bid

On August 25, 2021, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 7,054,000 of its own common shares until August 26, 2022. The Company did not acquire any its own common shares during the year ended March 31, 2022

Subsequent to March 31, 2022, the Company acquired a total of 100,000 common shares at a cost of $0.3 million under the NCIB program.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(e)	Earnings per share (basic and diluted)

	For the years ended March 31,
		2022			2021
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net income attributable to equity holders of the Company	$30,634			$46,376
Basic earnings per share	30,634	176,534,501	$0.17	46,376	174,868,256	$0.27
Effect of dilutive securities:
Stock options and RSUs		1,789,467			2,205,748
Diluted earnings per share	$30,634	178,323,968	$0.17	$46,376	177,074,004	$0.26

Anti-dilutive options that are not included in the diluted EPS calculation were 995,335 for the year ended March 31, 2022 (year ended March 31, 2021 – 490,000).

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	March 31, 2022	March 31, 2021
Change in fair value on equity investments designated as FVTOCI	$23,043	$22,328
Share of other comprehensive loss in associate	494	589
Currency translation adjustment	(21,584)	(10,367)
Balance, end of the year	$1,953	$12,550

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive income in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

14.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2020	$63,331	$4,702	$2,723	$(466)	$-	$70,290
Share of net income (loss)	13,210	639	219	88	(23)	14,133
Share of other comprehensive income	4,623	480	90	27	-	5,220
Acquisition of La Yesca	-	-	-	-	9,250	9,250
Contributions	-	-	-	-	2,500	2,500
Distributions	(2,600)	(639)	-	-	-	(3,239)
Balance, March 31, 2021	$78,564	$5,182	$3,032	$(351)	$11,727	$98,154
Share of net income (loss)	12,639	182	(185)	154	(140)	12,650
Share of other comprehensive income	1,732	194	68	16	-	2,010
Distributions	(3,266)	(630)	-	-	(1,200)	(5,096)
Balance, March 31, 2022	$89,669	$4,928	$2,915	$(181)	$10,387	$107,718

As at March 31, 2022, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.9%, respectively (March 31, 2021 – 22.5%, 20%, 30%, 1%, and 56.3%, respectively).

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the year ended March 31, 2022, Henan Found declared and paid dividends of $2.5 million (year ended March 31, 2021 – declared and paid dividends of $2.0 million) to Henan Non-ferrous.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the year ended March 31, 2022, Henan Found declared and paid dividends of $0.8 million (year ended March 31, 2021 – declared and paid dividends of $0.6 million) to Henan Xinxiangrong.

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2022, Henan Huawei declared and paid dividends of $0.6 million (year ended March 31, 2021 – $0.6 million) to Henan Xinhui.

For the year ended March 31, 2022, New Infini refunded capital contribution of $1.2 million to its non- controlling shareholders.

15.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Year ended March 31,
	2022	2021
Government fees	$69	$63
Other taxes	2,574	2,311
	$2,643	$2,374

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

16.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Year ended March 31, 2022			Year ended March 31, 2021
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$593	$1,354	$1,947	$533	$1,255	$1,788
Office and administrative expenses	1,598	3,149	4,747	1,946	2,897	4,843
Professional fees	771	428	1,199	783	442	1,225
Salaries and benefits	5,392	6,477	11,869	4,947	4,993	9,940
Share-based compensation	5,827	-	5,827	4,156	-	4,156
	$14,181	$11,408	$25,589	$12,365	$9,587	$21,952

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	FINANCE ITEMS

Finance items consist of:

	Year ended March 31,
Finance income	2022	2021
Interest income	$5,019	$3,767
Dividend income	198	-
	$5,217	$3,767

	Year ended March 31,
Finance costs	2022	2021
Interest on lease obligation	$72	$95
Impairment charges for expected credit loss against bond investments (Note 4)	10,560	1,376
(Gain) loss on disposal of bonds	(191)	266
Unwinding of discount of environmental rehabilitation provision	269	251
	$10,710	$1,988

18.	INCOME TAX

(a)	Income tax expense

The significant components of income tax expense recognized in the statements of income are as follows:

	Year ended March 31,
Income tax expense	2022	2021
Current	$8,760	$10,942
Deferred	5,028	2,052
	$13,788	$12,994

The reconciliation of the Canadian statutory income tax rates to the effective tax rate is as follows:

	Years ended March, 31
	2022	2021
Canadian statutory tax rate	27.00%	27.00%
Income before income taxes	$57,072	$73,503
Income tax expense computed at Canadian statutory rates	15,409	19,846
Foreign tax rates different from statutory rate	(3,398)	(7,172)
Permanent items	635	2,567
Withholding taxes	1,428	1,191
Change in unrecognized deferred tax assets	(286)	(3,438)
Income tax expense	$13,788	$12,994

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Years ended March, 31
	2022	2021
Net deferred income tax liabilities, beginning of the year	$(40,792)	$(35,758)
Deferred income tax expense recognized in net income for the year	(5,028)	(2,052)
Deferred income tax expense recognized in other comprehensive income for the year	122	-
Foreign exchange impact	(1,430)	(2,982)
Net deferred income tax liabilities, end of the year	$(47,128)	$(40,792)

The significant components of the Company’s deferred income tax are as follows:

	March 31, 2022	March 31, 2021
Deferred income tax assets
Plant and equipment	$2,230	$1,706
Environmental rehabilitation	2,021	1,716
Unrealized loss on investments	122	-
Other deductible temporary difference	133	655
Total deferred income tax assets	4,506	4,077

Deferred income tax liabilities
Plant and equipment	(2,024)	(1,488)
Mineral rights and properties	(49,386)	(43,105)
Unrealized gain on investments	-	-
Other taxable temporary difference	(224)	(276)
Total deferred income tax liabilities	(51,634)	(44,869)

Net deferred income tax liabilities	(47,128)	(40,792)

Of which
-Deferred tax assets	905	-
-Deferred tax liabilities	$(48,033)	$(40,792)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2022	March 31, 2021
Non-capital loss carry forward	$69,341	$62,764
Plant and equipment	2,331	10,813
Mineral rights and properties	2,006	1,972
Other deductible temporary difference	21,088	21,669
	$94,766	$97,218

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at March 31, 2022, the Company has the following net operating losses, expiring in various years to 2042 and available to offset future taxable income in Canada and China, respectively.

	Canada	China	Total
2023	$-	$1,105	$1,105
2024	-	1,322	1,322
2025	-	902	902
2026	-	267	267
2027	-	1,308	1,308
2030	1,175	-	1,175
2031	6,820	-	6,820
2032	9,893	-	9,893
2033	10,181	-	10,181
2034	8,001	-	8,001
2035	7,266	-	7,266
2036	54	-	54
2037	585	-	585
2038	2,555	-	2,555
2039	4,719	-	4,719
2040	2,155	-	2,155
2041	4,281	-	4,281
2042	6,752	-	6,752
	$64,437	$4,904	$69,341

As at March 31, 2022, temporary differences of $184.6 million (March 31, 2021 - $143.6 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

19.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Due from related parties

	March 31, 2022	March 31, 2021
NUAG (i)	$43	$59
WHG (ii )	23	19
Henan Non-ferrous (iii)	-	769
	$66	$847

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2022, the Company recovered $0.7 million (year ended March 31, 2021 - $0.6 million), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

ii.	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2022, the Company recovered $0.2 million (year ended March 31, 2021 - $0.1 million) from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

iii.	In January 2021, Henan Found advanced a loan of $0.8 million (RMB¥5 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum. In January 2022, the loan, including accumulated interest, of $0.8 million (RMB¥5.2 million) was repaid in full.

The balances with related parties are unsecured.

(b) Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2022 and 2021 were as follows:

	Years Ended March 31,
	2022	2021
Cash compensation	3,246	3,252
Share-based compensation	3,179	2,814
	$6,425	$6,066

20.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short- term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short- term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

21.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2022 and March 31, 2021. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$113,302	$-	$-	$113,302
Short-term investments - money market instruments	90,455	-	-	90,455
Investments in public companies	13,916	-	-	13,916
Investments in private companies	-	-	3,852	3,852

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$118,735	$-	$-	$118,735
Short-term investments - money market instruments	64,545	-	-	64,545
Investments in public companies	13,444	-	-	13,444
Investments in private companies	-	-	2,289	2,289

Financial assets classified within Level 3 are equity investments in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2022 and March 31, 2021, due to the short-term nature of these instruments.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

There were no transfers into or out of Level 3 during the year ended March 31, 2022 and 2021.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2022		March 31, 2021
	Within a year	2-5 years	Total	Total
Accounts payable and accrued liabilities	$39,667	$-	$39,667	$30,298
Lease obligation	677	666	1,343	1,741
	$40,344	$666	$41,010	$32,039

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to currency risk affect net income is summarized as follows:

	March 31, 2022	March 31, 2021
Financial assets denominated in U.S. Dollars	$59,272	$58,610
Financial liabilities denominated in U.S. Dollars	$-	$52

As at March 31, 2022, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.0 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at March 31, 2022, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included in the consolidated statement of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2022 (at March 31, 2021

- $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2022, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1.2 million and $0.2 million, respectively.

22.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Infini Resources S.A. de C.V. and Xinbaoyuan	La Yesca, Kuanping
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for assets and liabilities are as follows:

March 31, 2022
	Mining				Administrative
	Henan
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$141,376	$870	$14,919	$1,566	$8,570	$65,007	$232,308
Plant and equipment	58,189	3,708	15,282	163	864	1,212	79,418
Mineral rights and properties	254,071	7,571	32,091	32,715	-	-	326,448
Investment in an associate	-	-	-	-	-	56,841	56,841
Other investments	72	-	-	-	-	17,696	17,768
Reclamation deposits	3,996	-	4,872	-	-	8	8,876
Long-term prepaids and deposits	588	104	282	-	-	-	974
Deferred income tax assets	-	-	905	-	-	-	905
Total assets	$458,292	$12,253	$68,351	$34,444	$9,434	$140,764	$723,538

Current liabilities	$37,161	$545	$5,155	$2	$295	$2,880	$46,038
Long-term portion of lease obligation	-	-	-	-	-	614	614
Deferred income tax liabilities	46,849	1,184	-	-	-	-	48,033
Environmental rehabilitation	6,053	1,044	1,642	-	-	-	8,739
Total liabilities	$90,063	$2,773	$6,797	$2	$295	$3,494	$103,424

March 31, 2021
	Mining				Administrative
	Henan
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$124,636	$909	$11,177	$191	$4,322	$79,954	$221,189
Plant and equipment	53,651	3,833	15,765	59	965	1,456	75,729
Mineral rights and properties	225,023	7,345	28,314	16,747	-	-	277,429
Investment in an associate	-	-	-	-	-	53,457	53,457
Other investments	2,289	-	-	-	-	13,444	15,733
Reclamation deposits	3,898	-	4,607	-	-	8	8,513
Long-term prepaids and deposits	221	101	87	-	-	-	409
Long-term portion of lease receivable	-	-	-	-	-	183	183
Total assets	$409,718	$12,188	$59,950	$16,997	$5,287	$148,502	$652,642

Current liabilities	$28,654	$625	$4,570	$-	$112	$3,214	$37,175
Long-term portion of lease obligation	-	-	-	-	-	1,084	1,084
Deferred income tax liabilities	39,756	1,036	-	-	-	-	40,792
Environmental rehabilitation	6,115	993	755	-	-	-	7,863
Total liabilities	$74,525	$2,654	$5,325	$-	$112	$4,298	$86,914

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for operating results is as follows:

Year ended March 31, 2022
	Mining				Administrative
	Henan
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$176,751	$-	$41,172	$-	$-	$-	$217,923
Costs of mine operations	(106,706)	(530)	(26,345)	(41)	-	-	(133,622)
Income from mine operations	70,045	(530)	14,827	(41)	-	-	84,301

Operating (expenses) income	(1,367)	146	59	(143)	(2,109)	(18,322)	(21,736)
Finance items, net	2,862	(35)	374	1	255	(8,950)	(5,493)
Income tax expenses	(12,612)	(112)	364	-	-	(1,428)	(13,788)
Net income (loss)	$58,928	$(531)	$15,624	$(183)	$(1,854)	$(28,700)	$43,284

Attributable to:
Equity holders of the Company	46,099	(346)	15,470	(77)	(1,854)	(28,658)	30,634
Non-controlling interests	12,829	(185)	154	(106)	-	(42)	12,650
Net income (loss)	$58,928	$(531)	$15,624	$(183)	$(1,854)	$(28,700)	$43,284

(1)	Hunan’s BYP project was placed on care and maintenance in August 2014.

Year ended March 31, 2021
	Mining				Administrative
	Henan
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$157,297	$1,553	$33,255	$-	$-	$-	$192,105
Costs of mine operations	(83,090)	(1,356)	(23,497)	-	-	-	(107,943)
Income from mine operations	74,207	197	9,758	-	-	-	84,162

Operating expenses	(1,848)	576	9	(6)	(1,012)	(10,157)	(12,438)
Finance items, net	1,788	(29)	145	-	118	(243)	1,779
Income tax expenses	(10,876)	41	(960)	-	(8)	(1,191)	(12,994)
Net income (loss)	$63,271	$785	$8,952	$(6)	$(902)	$(11,591)	$60,509

Attributable to:
Equity holders of the Company	49,422	566	8,864	(3)	(902)	(11,571)	46,376
Non-controlling interests	13,849	219	88	(3)	-	(20)	14,133
Net income (loss)	$63,271	$785	$8,952	$(6)	$(902)	$(11,591)	$60,509

SILVERCORP METALS INC.

Notes to Consolidated Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Sales by metal

The sales generated for the year ended March 31, 2022 and 2021 were all earned in China and were comprised of:

	Year ended March 31, 2022
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$111,835	$-	$9,438	$121,273
Gold (Au)	5,083	-	-	5,083
Lead (Pb)	48,504	-	8,586	57,090
Zinc (Zn)	7,489	-	21,353	28,842
Other	3,840	-	1,795	5,635
	$176,751	$-	$41,172	$217,923

	Year ended March 31, 2021
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	102,100	$-	$9,091	$111,191
Gold (Au)	5,169	1,553	-	6,722
Lead (Pb)	42,836	-	7,628	50,464
Zinc (Zn)	5,898	-	15,895	21,793
Other	1,294	-	641	1,935
	$157,297	$1,553	$33,255	$192,105

(d)	Major customers

For the year ending March 31, 2022, four major customers (year ended March 31, 2021 – five) each accounted for 13%, 18%, 19%, and 19% (year ended March 31, 2021 – 11%, 12%, 15%, 16%, and 21%) and collectively 69% (year ended March 31, 2021 – 75%) of the total sales of the Company.

23.	SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Year Ended March 31,
	2022	2021
Trade and other receivables	$(2,101)	$(470)
Inventories	753	(859)
Prepaids and deposits	(650)	(1,133)
Accounts payable and accrued liabilities	8,014	4,158
Deposits received	422	1,352
Due from a related party	(14)	27
	$6,424	$3,075

	March 31, 2022	March 31, 2021
Cash on hand and at bank	$72,782	$111,191
Bank term deposits and short-term money market investments	40,520	7,544
Total cash and cash equivalents	$113,302	$118,735